UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Director Resignation

On September 16, 2025, Gauzy Ltd. (the “Company”) issued a press release announcing that Michael Donnelly, a member of its Board of Directors (the “Board”), has resigned from the Board and all committees thereof on which he served, effective immediately. Mr. Donnelly resigned from the Board for personal reasons and not due to any disagreement with the Company on any matter relating to its operations, policies or practices. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-283572), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gauzy Ltd.

Date: September 16, 2025	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated September 16, 2025.

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